October 15, 2021	Kathleen M. Nichols T +1 617 854 2418 kathleen.nichols@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Rebecca Ament Marquigny

Re:           Impact Shares Trust I (the “Trust”)

    Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A

    File Nos. 333-221764 and 811-23312

Dear Ms. Marquigny:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 20 to its registration statement. PEA No. 20 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N-1A on August 26, 2021 and was designated to become effective 60 days after filing. PEA No. 20 was filed in connection with the Trust’s annual update to its registration statement and relates to Impact Shares NAACP Minority Empowerment ETF (the “NAACP Fund”), Impact Shares Sustainable Development Goals Global Equity ETF (the “UN Fund”), and Impact Shares YWCA Women’s Empowerment ETF (the “YWCA Fund”) (each, a “Fund,” and together, the “Funds”). The Trust intends to file a future PEA pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.

Comment: Please explain the underlying reasons for the changes to the social screens of the NAACP Fund’s underlying index, the Morningstar® Minority Empowerment Index (the “Minority Index”) as included in the principal investment strategy section of the prospectus. To the extent the changes reflect changes in the NAACP Fund’s underlying index methodology, discuss the role of the adviser in such changes and the underlying reasons for the changes, if known.

Response: The NAACP Fund uses a passive management strategy designed to track the total return performance of the Minority Index. The changes to the disclosure reflect changes to the Minority

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Index’s underlying methodology. The Minority Index is designed to measure the performance of large and mid- capitalization companies that are empowering to minorities, and to exhibit risk and return characteristics similar to those of the Morningstar US Large-Mid Cap® Index. The NAACP provides periodic input to Impact Shares, Corp. (“Impact Shares” or the “Adviser”) through in-person and telephonic meetings regarding its recommendations for changes to the Minority Index’s social screens that the Adviser communicates to Morningstar, Inc. (“Morningstar”). Morningstar then independently decides what changes, if any, to make to the Minority Index’s underlying methodology based on such input and internal discussions within Morningstar.

2.

Comment: The Staff requests that the Trust revise its disclosure with respect to Minority Index social screen number 9 which states “Media Ethics Programs: This indicator assesses the strength of a company’s initiatives to ensure good governance, ethics, and integrity throughout its content creation or dissemination activities to ensure impartiality, transparency, objectivity, fairness, age-appropriateness, independence, plurality, and inclusiveness (diversity of content, topics, and viewpoints)” and social screen number 11 which states “Editorial Guidelines: This indicator provides an assessment of the company’s commitment to address media ethics issues during content creation and dissemination” to better clarify the differences between the two.

Response: The Trust has revised the disclosure describing the Minority Index social screens number 9 and 11 as follows. These changes reflect that editorial guidelines focus more on dissemination and impact, while media ethics reflects more on content creation.

Media ethics programs: This indicator assesses the strength of a company’s initiatives to ensure good governance, ethics, and integrity throughout its content creation, that is, to ensure impartiality, transparency, objectivity, fairness, age-appropriateness, independence, plurality, and inclusiveness (diversity of content, topics, and viewpoints).

Editorial guidelines: This indicator provides an assessment of the company’s commitment to address media ethics as it relates to the dissemination of content. This includes company’s stated values related to the impact of content on protected classes and minorities.

3.

Comment: With respect to Minority Index social screen number 12 which states “Advertising Ethics: This indicator provides an assessment of the presence and strengths of a company policy on advertising ethics,” please clarify this language to explain how this social screen is an appropriate indicator for an index that has a social focus of empowering minorities.

Response: The Trust respectfully declines to make the requested disclosure changes. The Minority Index social screens, as described in the NAACP Fund’s prospectus, are independently determined

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by Morningstar based on input provided by the NAACP, as described in response number 1 above. The NAACP has informed the Advisor that it believes that each of the social screens determined by the Index Provider to construct the Minority Index supports minority empowerment. As noted in the introduction to the description of the Minority Index social screens included in the principal investment strategies, “[e]ach of the social screens for the Minority Fund addresses an issue that has a history of NAACP support.” Advertising ethics reflects a company’s commitment to truthfulness and transparency, as well as, its commitment to be “socially, culturally, and morally ethical” in its advertising. Recent examples of firms using “black-face,” and “brown face,” considered racially derogatory, in advertising underscore the problem. In addition, companies have an ethical obligation to guard against “hate speech” and other anti-democratic communications in their advertising, or on their platforms.

4.

Comment: With respect to Minority Index social screen number 14 which states “Responsible Product Offering: This indicator assesses the strength of a financial institution’s initiatives to market products and services responsibly, so as to avoid predatory lending and minimize risks to clients,” please clarify the disclosure to explain how the terms “responsibly,” “predatory” and “clients” are interpreted and how this social screen is an appropriate indicator for an index that has a social focus of empowering minorities.

Response: As discussed in response to Comment 3 above, the Minority Index social screens, as described in the NAACP Fund’s prospectus, are independently determined by Morningstar. The NAACP has informed the Adviser that it believes that each of the social screens determined by the Index Provider to construct the Minority Index supports minority empowerment. “Responsibly” is interpreted in the context of the recent revelations that certain financial institutions engaged in product offerings that contributed to the disparate impact of the mortgage crisis on black families. In addition, studies have shown how the high concentration of “payday” lending operations in black communities has contributed to the economic de-stabilization of black families and the widening of the racial wealth gap.1 “Predatory” is defined as abusive lending practices and includes failure to disclose high interest and hidden fees.2 Black families experience disparate impact of predatory practices.3

The Trust believes that the terms “responsibly” and “predatory” in the context of lending are well understood but has nonetheless clarified the social screen as marked below:

Responsible Product Offering: This indicator assesses the strength of a financial institution’s initiatives to market products and services responsibly, so as to avoid predatory lending and minimize risks to ~~clients~~ the customers of such financial institution.

1 https://www.responsiblelending.org/payday-lending/research-analysis/rr006-Race_Matters_Payday_in_NC-0305.pdf

2 https://www.law.cornell.edu/wex/predatory_lending

3 https://www.aclu.org/blog/racial-justice/race-and-economic-justice/predatory-lending-wall-street-profited-minority

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5.

Comment: The Staff requests that the Trust revise its disclosure with respect to Minority Index social screen number 14 which states “Responsible Product Offering: This indicator assesses the strength of a financial institution’s initiatives to market products and services responsibly, so as to avoid predatory lending and minimize risks to clients” and Minority Index social screen number 15 which states “Responsible Marketing Policy This indicator provides an assessment of the quality of a company’s responsible marketing policy” to better clarify the differences between the two.

Response: The Trust respectfully declines to make the requested disclosure changes. Minority Index social screen number 14 applies specifically to financial institutions and has a particular focus on predatory lending, whereas Minority Index social screen number 15 applies more broadly to all companies regardless of industry.

6.

Comment: With respect to Minority Index social screen number 16 which states “Human Rights Policy: This indicator provides an assessment of the strength of the company’s commitment to respect human rights within its sphere of influence,” please clarify the disclosure to explain what is meant by “within its sphere of influence” and how this social screen is an appropriate indicator for an index that has a social focus of empowering minorities.

Response: As discussed in response to Comment 3 above, the Minority Index social screens, as described in the NAACP Fund’s prospectus, are independently determined by Morningstar. The Trust respectfully declines to make the requested disclosure changes and notes that the NAACP believes that each of the social screens determined by the Index Provider to construct the Minority Index supports minority empowerment. In particular, as discussed in the study titled “The NAACP and Global Human Rights,” the author states “[a]lthough the major focus of the NAACP has been the improvement of conditions in the United States for African Americans, it has demonstrated a broader interest in the freedom of the oppressed throughout the world.”4 Further, a company’s “sphere of influence” is the limitation of a company’s ability to influence its commercial relationships and industry.

7.

Comment: With respect to Minority Index social screen number 17 which states “Gender Pay Equality Programs: This indicator assesses the strength of programs a company has implemented to ensure gender pay equality. This includes initiatives to identify, measure, and close the gender pay gap” and social screen number 18 which states “Gender Pay Disclosure: This indicator assesses the strength of a company’s disclosure related to the gender pay gap,” please disclose more clearly how these screens are meant to address an index with a social focus of empowering minorities.

Response: As discussed in response to Comment 3 above, the Minority Index social screens, as described in the NAACP Fund’s prospectus, are independently determined by Morningstar. The Trust

4 Miller, Jake C. Western Journal of Black Studies; Pullman Vol. 26, Iss. 1, (Spring 2002): 22-31. The study highlights the NAACP mission as encompassing more than the social, political, and economic equity for Black people in the United States, but includes Global Human rights concerns.

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respectfully declines to make the requested disclosure changes and notes that the NAACP believes that each of the social screens determined by the Index Provider to construct the Minority Index supports minority empowerment. The NAACP Economic research department has worked closely with economist Dr. Valerie Wilson from EPI (Economic Policy Institute) who recently documented the gender pay equity gap in her article. Dr. Wilson makes the point that Black women are disparately impacted.5 The findings of Dr. Wilson are also supported by reports provided by the American Association of University Women who cite US Census data that, “on average, Black women were paid 63% of what non-Hispanic white men were paid in 2019. That means it takes the typical Black woman 19 months to be paid what the average white man takes home in 12 months.”6

8.

Comment: The Staff requests that the Trust order each Fund’s principal risks to prioritize those that are most likely to adversely affect such Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure.

Response: The Trust believes that its current risk disclosure, including the alphabetical ordering of the list of each Fund’s principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund’s portfolio “as a whole” is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Trust believes that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which the Fund’s portfolio as a whole is subject.

The Trust has nonetheless added the following disclosure in the preamble to the principal risk section of the applicable Fund’s prospectus, which highlights certain risks that may adversely affect the Fund’s performance as follows:

NAACP Fund and YWCA Fund

An investment in the Fund involves risks, including equity investing risk, index performance risk, and securities market risk among others.

UN Fund

An investment in the Fund involves risks, including, foreign securities risk, emerging markets risk, equity investing risk, index performance risk, and securities market risk among others.

5 https://www.epi.org/blog/black-women-face-a-persistent-pay-gap-including-in-essential-occupations-during-the-pandemic/

6 https://www.aauw.org/resources/article/black-women-and-the-pay-gap/

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9.

Comment: With respect to the UN Fund, which according to its principal investment strategies may invest in derivatives, please confirm that counterparty risk is no longer a principal risk of the Fund as it has been removed.

Response: The Trust has added back “Counterparty Risk” to each Fund’s principal risks section of its prospectus.

10.

Comment: Each of “Limited Operating History Risk” and “Limited Fund Size Risk” as included in a particular Fund’s principal risk section, states “[i]f the Fund fails to achieve sufficient scale, it may be liquidated.” Please confirm if liquidation remains a principal risk. In addition, please explain the reason for the two different versions of this risk.

Response: The Trust confirms the Adviser’s belief that liquidation remains a principal risk if a Fund fails to achieve sufficient scale. The Trust will revise its disclosure so that each Fund includes only “Limited Fund Size Risk” because each Fund has been in operation for over three years.

11.

Comment: With respect to the performance table for each Fund, consider deleting the columns representing 5 years and 10 Years performance until such time a Fund has performance history for these time periods.

Response: The Trust will remove the 5 years and 10 Years performance columns in each Fund’s prospectus.

12.

Comment: With respect to the social screens for the Morningstar® Women’s Empowerment Index (the “Women’s Index”), please explain the circumstances for precipitating changes to the list of social screens used to determine the Gender Diversity Score (as defined in the prospectus).

Response: The YWCA Fund uses a passive management strategy designed to track the total return performance of the Women’s Index. Equileap, the Women’s Fund’s ESG research provider independently decides what changes, if any, to make to its social screens used to determine a company’s Gender Diversity Score. The YWCA USA (“YWCA”) has reviewed and approved the social screens used by Equileap for the Women’s Index to measure the strength of women’s empowerment practices and products or services. Such scores determined by Equileap are then used by the YWCA Fund’s index provider, Morningstar, to reconstitute the Women’s Index.

13.

Comment: Please explain the use of the Norwegian Ethics Council List by Equileap to exclude companies from the YWCA Fund’s underlying index, the Morningstar® Women’s Empowerment Index and how its use supports an index that has a social focus of empowering women.

Response: The Norwegian Ethics Council List is a list of companies that the Council of Ethics for the Norwegian Government Pension Fund Global (the “Pension Fund”) has recommended excluding

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from the Pension Fund’s portfolio of investments on the grounds that investment in such companies would be inconsistent with the Pension Fund’s Ethical Guidelines. Equileap believes that a company that is on the Norwegian Ethics Council List is unlikely to exhibit the characteristics of a company that empowers women.

14.

Comment: With respect to social indicator 1.f of the Morningstar® Societal Development Index (the “UN Index”), which states “Renewable Energy Use: This indicator provides an assessment of the company’s renewable energy consumption,” please disclose what “renewable energy consumption” is and explain how this social screen is an appropriate indicator for an index that has the following social focuses: (i) commitment to the UN’s Sustainable Development Goals, (ii) adherence to the principles of the UN Global Compact, (iii) commitment to reducing poverty and supporting economic development globally and (iv) exposure to countries with low levels of socioeconomic development (the “UN Focus”).

Response: The UN Index social indicators, as described in the UN Fund’s prospectus, are independently determined by Morningstar. The UNCDF believes that each of the social indicators determined by Morningstar to construct the UN Index supports the UN Focus. As noted in the introduction to the description of social indicators, “[e]ach of these social indicators addresses an issue that has historically been important to the UNCDF.” In particular, “affordable and clean energy” is identified as one of the UN’s Sustainable Development Goals and this goal seeks progress on energy access, energy efficiency and renewable energy.”

In addition, the Trust believes that the meaning of “renewable energy consumption” is self-evident and respectively declines to make the requested disclosure changes.

15.

Comment: The Staff requests that the Trust revise its disclosure with respect to UN Index social indicator 1.g which states “Deforestation Policy: This indicator provides an assessment of the quality of the company’s commitment to address deforestation” and social indicator 1.h which states “Deforestation Program: This indicator provides an assessment of whether the company has a program in place to mitigate deforestation and how it is applied” to better clarify the differences between the two. In addition, please discuss the data considered and evaluated with respect to these two social indicators.

Response: The Trust respectfully declines to make the requested disclosure changes. UN Index Social indicator number 1.h applies specifically to the existence and application of a program to mitigate deforestation, whereas indicator 1.g applies more generally. In particular, in applying UN Index social indicator 1.g, the index provider will consider the commitment of the issuer to the UN deforestation agenda, which is consistent with the UN’s Sustainable Development Goals and highlighted at the UN Forum on Forests. UN Index social indicator 1.h, however, refers to the specific programs being implemented to combat deforestation such as that being implemented in the UK called “Investments in Forests and Sustainable Land Use initiative, will be used to form public-private partnerships with communities, local farmers and local and international businesses to manage forests sustainably and support and encourage agriculture that does not cause further deforestation.”7 To evaluate companies with respect to these social indicators, the index provider reviews public disclosures, as well as signatories on international policy commitments. For example, Morningstar identifies signatories on the UN Global Compact as part of their evaluation. In addition with respect to social indicator 1.h, the index provider will consider and evaluate a company’s specific deforestation program.

16.	Comment: The Staff noted that the UN Fund includes a different version of the principal risk regarding swaps. Please explain the difference between these two risks or otherwise revise.

Response: The Trust will revise its disclosure so that there is only one version of swaps related principal risk disclosure.

7 https://www.ecosystemmarketplace.com/articles/global-leaders-pledge-1-billion-end-deforestation-2030/

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17.

Comment: Under the section titled “DESCRIPTION OF UNDERLYING INDICES,” please consider explaining each Fund’s social screens/social indicators in greater detail than in the summary section for each Fund.

Response: The Trust respectfully declines to make the requested disclosure changes and believes the description of each index as set forth in the summary section is appropriate.

18.

Comment: Under the section titled “MANAGEMENT OF THE FUND – Investment Adviser,” it states “The Adviser intends to make charitable contributions to a Fund’s relevant Partner Nonprofit equal to the excess, if any, of Impact Shares’ fees with respect to the Fund over Impact Shares’ operating expenses and a reserve for working capital.” Please disclose whether, and if so how much, money the Adviser donated to each Fund’s relevant Partner Nonprofit. In addition, disclose such information in subsequent annual shareholder reports.

Response: The Trust has added the following disclosure, which will be updated as necessary in future registration statements for accuracy:

Due to the relatively small size of each Fund, Impact Shares’ fees with respect to each Fund have not yet exceeded its related operating expenses. Accordingly, Impact Shares has not yet made any charitable contributions from such fees. There can be no assurance that Impact Shares’ fees with respect to a Fund will exceed operating expenses in the future.

19.	Comment: Please revise each Fund’s “Valuation Risk” to provide a more practical summary of this risk.

Response: The Trust has revised its Valuation Risk disclosure to state as follows:

Valuation Risk. The valuation of a Fund’s investments involves subjective judgment. There can be no assurance that a Fund will value its investments in a manner that accurately reflects their current market values or that a Fund will be able to sell any investment at a price equal to the valuation ascribed to that investment for purposes of calculating the Fund’s NAV.

20.

Comment: Under the section titled “Securities Lending” in the Statement of Additional Information, it states “The Adviser is not responsible for any loss incurred by the Funds in connection with the securities lending program.” Please remove or explain why the Trust believes this is appropriate to include.

Response: The Trust has removed the referenced sentence.

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*    *    *    *    *    *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 854-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:    Ethan Powell, Trustee

   Brian D. McCabe, Ropes & Gray LLP